Exhibit (a)(1)(v)

Offer to Purchase for Cash

4,771,221 shares of Class A Common Stock

of

BBX Capital Corporation

at

$20.00 per Share

by

BFC Financial Corporation

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON APRIL 24, 2015, UNLESS THE OFFER IS EXTENDED (SUCH TIME AND DATE, AS MAY BE EXTENDED, THE “EXPIRATION DATE”).

March 20, 2015

To Our Clients:

Enclosed for your consideration are the Offer to Purchase, dated March 20, 2015 (the “Offer to Purchase”) and related Letter of Transmittal (the “Letter of Transmittal” and together with the Offer to Purchase, as each may be amended or supplemented from time to time, the “Offer”) in connection with the offer by BFC Financial Corporation, a Florida corporation (“BFC”), to purchase up to 4,771,221 shares of Class A Common Stock, par value $0.01 per share, together with the associated preferred share purchase rights (the “Shares”), of BBX Capital Corporation, a Florida corporation (“BBX Capital”), at a price of $20.00 per Share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer. Capitalized terms used but not defined herein shall have the meanings given to them in the Offer to Purchase. The description of the Offer in this letter is only a summary and is qualified in its entirety by all of the terms and conditions of the Offer set forth in the Offer to Purchase and Letter of Transmittal.

Completion of the Offer is subject to certain conditions, including a financing condition and that BFC determines that the consummation of the Offer and the purchase of Shares are not reasonably likely to result in BBX Capital’s Class A Common Stock being delisted from the New York Stock Exchange (the “NYSE”) or deregistered under the Securities Exchange Act of 1934. The Offer is also subject to a number of other conditions described in the Offer to Purchase. See “The Offer – Section 12” of the Offer to Purchase.

If the Offer is completed, all Shares properly tendered prior to the Expiration Date and not withdrawn will be purchased upon the terms and subject to the conditions of the Offer, including the proration provisions described in the Offer to Purchase. Under no circumstances will interest be paid on the purchase price for the Shares, regardless of any delay in making such payment. BFC has reserved the right, in its sole discretion, to change the per Share purchase price and to increase or decrease the number of Shares sought in the Offer, subject to applicable law. BFC has also reserved the right, in its sole discretion, to otherwise amend the Offer in any respect, subject to applicable law, and to terminate the Offer upon the occurrence or non-satisfaction of the conditions to completing the Offer, including those conditions described above and the other conditions set forth in “The Offer – Section 12” of the Offer to Purchase.

Because BFC is offering to buy a specified number of Shares and as a result of the proration provisions described in the Offer to Purchase, it is possible that BFC will not purchase all of the Shares that you tender even if the Offer is completed. Shares not purchased will be returned without expense to you promptly following the expiration or termination of the Offer.

We are the holder of record of Shares for your account. A tender of such Shares can be made only by us as the holder of record and pursuant to your instructions. The enclosed Letter of Transmittal is furnished to you for your information only and cannot be used by you to tender Shares held by us for your account.

We request instructions as to whether you wish us to tender any or all of the Shares held by us for your account, upon the terms and subject to the conditions set forth in the Offer to Purchase and the Letter of Transmittal. In addition to the information provided above, please note the following:

1.	The offer price is $20.00 per Share, net to you in cash, without interest and less any applicable withholding taxes. BBX Capital’s Class A Common Stock is listed and traded on the NYSE under the symbol “BBX.” On March 16, 2015, the last trading day before BFC announced its intention to commence the Offer, the closing price of BBX Capital’s Class A Common Stock on the NYSE was $13.63 per share. You are encouraged to obtain current market quotations for the Shares before deciding whether to tender your Shares.

2.	The Offer and withdrawal rights will expire at 5:00 P.M., New York City time, on April 24, 2015, unless BFC extends the Offer.

3.	As of the date of the Offer to Purchase, BFC owns 8,133,353, or approximately 51%, of the issued and outstanding shares of BBX Capital’s Class A Common Stock, and all 195,045 issued and outstanding shares of BBX Capital’s Class B Common Stock. Collectively, these shares represent an approximately 51% equity interest and 74% voting interest in BBX Capital. If all 4,771,221 Shares are purchased in the Offer, BFC would own 12,904,574 shares of BBX Capital’s Class A Common Stock following the Offer, which would represent approximately 81% of the issued and outstanding shares of BBX Capital’s Class A Common Stock and together with the shares of BBX Capital’s Class B Common Stock owned by BFC, would represent an approximately 81% equity interest and 90% voting interest in BBX Capital.

4.	Any stock transfer taxes applicable to the sale of Shares to Purchaser pursuant to the Offer will be paid by BFC, except as otherwise provided in Instruction 6 of the Letter of Transmittal. However, U.S. federal income tax may be withheld at the applicable backup withholding rate of 28%, unless the required taxpayer identification information is provided and certain certification requirements are met, or unless an exemption is established. See Instruction 9 of the Letter of Transmittal.

If you wish to have us tender any or all of your Shares, please so instruct us by completing, executing and returning to us the instruction form set forth on the reverse side of this letter. An envelope to return your instructions to us is also enclosed. If you authorize the tender of your Shares, all such Shares will be tendered unless otherwise specified on the reverse side of this letter. Your prompt action is requested. Your instructions must be forwarded to us in ample time to permit us to submit a tender on your behalf prior to the Expiration Date.

Payment for Shares purchased pursuant to the Offer will in all cases be made only after timely receipt by Computershare (the “Depositary”) of (i) certificates representing the Shares tendered or timely confirmation of the book-entry transfer of such Shares into the account maintained by the Depositary at The Depository Trust Company (the “Book-Entry Transfer Facility”), in accordance with the procedures set forth in “The Offer - Section 4” of the Offer to Purchase, (ii) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees or an Agent’s Message (as defined in the Offer to Purchase), in connection with a book-entry delivery and (iii) any other documents required by the Letter of Transmittal.

If any tendered Shares are not purchased pursuant to the Offer for any reason, including as a result of proration, or if certificates are submitted for more Shares than are tendered, certificates for such unpurchased or untendered Shares will be returned (or, in the case of Shares tendered by book-entry transfer, such Shares will be credited to an account maintained at the Book-Entry Transfer Facility), without expense to you, promptly following the expiration or termination of the Offer.

The Offer is made solely by the Offer to Purchase and the related Letter of Transmittal. Please read the Offer to Purchase and the Letter of Transmittal in their entirety before completing the enclosed instructions.

The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares residing in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of that jurisdiction.

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Instructions with Respect to the

Tender of Shares of Class A Common Stock

of

BBX CAPITAL CORPORATION

at $20.00 Net Per Share

to

BFC FINANCIAL CORPORATION

The undersigned acknowledge(s) receipt of your letter and the enclosed Offer to Purchase, dated March 20, 2015 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal” and together with the Offer to Purchase, as each may be amended and supplemented from time to time, the “Offer”) in connection with the offer by BFC Financial Corporation, a Florida corporation, to purchase up to 4,771,221 shares of Class A Common Stock, par value $0.01 per share, together with the associated preferred share purchase rights (the “Shares”), of BBX Capital Corporation, a Florida corporation, at a purchase price of $20.00 per Share, net to the seller in cash, without interest thereon and less applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer.

The undersigned hereby instructs you to tender to BFC the number of Shares indicated below (or, if no number is indicated below, all Shares) that are held by you or your nominee for the account of the undersigned, upon the terms and subject to the conditions set forth in the Offer.

Number of Shares to Be Tendered*:

Account No.:

Dated:________________, 2015

Signature(s):

Print Name(s) and Address(es):

Area Code and Telephone Number(s):

Taxpayer Identification or Social Security Number(s):

*Unless otherwise indicated, it will be assumed that all Shares held by us for your account are to be tendered.

Please return this form to the brokerage firm or other nominee maintaining your account. The method of delivery of this document is at the election and risk of the tendering shareholder. If delivery is by mail, then registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

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